

Sylvia Caminer · 3rd

2-time Emmy Winner, Director-Producer, continent hopper known for feature films, docs and original unscripted episodic television

New York, New York · 500+ connections · **Contact info**

Samantha Brown Me

 **SUNY New Paltz**

Experience

Series Producer & Director
Samantha Brown Media
Mar 2017 – Present · 3 yrs 8 mos
Brooklyn, NY

Production Company for brand new PBS series "Samantha Brown's Places To Love"

CEO/President
DolGer Films
Jan 2005 – Present · 15 yrs 10 mos

Film & Television production specializing in independent fiction and documentary films as well as reality/doc television.

Partner/Producer/Director
Yellow Rick Road Productions
Jan 2010 – Jan 2013 · 3 yrs 1 mo
Winter Park, FL

A production company I formed with Melanie Lentz-Janney. Our first film, AN AFFAIR OF THE HEART, opened theatrically to critical acclaim. We are developing several other documentary and television projects.

Producer
LND Films
Jan 2007 – Jan 2009 · 2 yrs 1 mo

Produced the film LOVE N' DANCING

Producer / Director
Pineridge Film & Television
Oct 2001 – Jan 2009 · 7 yrs 4 mos

I produced & directed multiple episodes of GREAT HOTELS, PASSPORT TO EUROPE and PASSPORT TO LATIN AMERICA which are broadcast globally on the Travel Channel. In addition I was a producer for several 1 hour specials. My work with this company is ongoing.

Education



SUNY New Paltz
BA, Theatre
1989 – 1991

I started my college years as a BioChemistry major at the University of Vermont where I completed 2 years before changing my major and transferring schools.

University of Vermont
BioChemistry



